EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2015	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$102,965,000	$525,000
Quality Fund	$127,730,000	$525,000
Emerging Markets Fund	$132,793,000	$525,000
Risk Parity Fund	$39,552,000	$350,000
Foreign Value Fund	$1,726,330,000	$1,500,000
Foreign Value Small Cap Fund	$622,374,000	$900,000